SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                  240.13d-102
                                  SCHEDULE 13G

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  (S)240.13D-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO (S)240.13D-2

                               (Amendment No.  )*
                                            ---

                                 Connect, Inc.
                  -------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.001 Par Value Per Share
                -----------------------------------------------
                         (Title of Class of Securities)

                                   207528100
                               ------------------
                                 (CUSIP Number)

                                 Apri1 1, 1998
          -----------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)

          [X] Rule 13d-(c)

          [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G
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CUSIP NO. 207528100                                                 Page 2 of 12
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 4    Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                             1,303,828
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,303,828
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,303,828
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      10.1%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

12    HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

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                                  SCHEDULE 13G
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CUSIP NO. 207528100                                                 Page 3 of 12
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America NT&SA
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,303,828
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,303,828
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9    1,303,828
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11    10.1%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

12    BK
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

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                                  SCHEDULE 13G
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CUSIP NO. 207528100                                                 Page 4 of 12
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Ventures
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,173,444
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,173,444
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9    1,173,444
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11    9.1%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

12    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

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                                  SCHEDULE 13G
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CUSIP NO. 207528100                                                 Page 5 of 12
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BA Venture Partners I
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          130,383
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          130,383
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9    130,383
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11     1.0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

12    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

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                                  SCHEDULE 13G
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CUSIP NO. 207528100                                                 Page 6 of 12
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Item 1  (a)  Name of Issuer:                  Connect, Inc.

        (b)  Address of Issuer's              515 Ellis Street
             Principal Executive              Mountain View, CA 94043-2242
               Offices:


Item 2  (a)  Names of Person Filing:          BankAmerica Corporation
                                              ("BAC")
                                              Bank of America NT&SA
                                              ("BANTSA")
                                              BankAmerica Ventures ("BAV")
                                              BA Venture Partners I
                                              ("Venture Partners")

        (b)  Address of Principal            (For BAC and BANTSA)
             Business Offices:               555 California Street
                                             San Francisco, CA  94104

                                             (For BAV and Venture Partners)
                                             950 Tower Lane, Suite 700
                                             Foster City, CA  94404

        (c)  Citizenship:                    BAC is organized under the laws of
                                             Delaware. BANTSA is a national
                                             banking association organized under
                                             the laws of the United States. BAV
                                             is organized under the laws of
                                             California. Venture Partners is a
                                             Delaware partnership.

        (d)  Title of Class of               Common Stock, par value $.001
             Securities:


        (e)  CUSIP Number:                   207528100


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

        (a) [_] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

        (b) [_]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                  78c)

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                                  SCHEDULE 13G
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CUSIP NO. 207528100                                                 Page 7 of 12
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        (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the
                  Act (15 U.S.C. 78c)

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8)

        (e) [ ]   An investment adviser in accordance with (S)240.13d-
                  1(b)(1)(ii)(E)

        (f) [ ] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F)

        (g) [ ] A parent holding company or control person in accordance with (S)240.13d-1(b)(ii)(G) (Note: See Item 7)

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

        (j) [ ]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)


If this statement is filed pursuant to (S)240.13d-1(c), check this box. [X]


Item 4  Ownership*

        (a) Amount Beneficially Owned:

               BAC                           1,303,828
               BANTSA                        1,303,828
               BAV                           1,173,444
               Venture Partners              130,383

        (b) Percent of Class:

               BAC                           10.1%
               BANTSA                        10.1%
               BAV                           9.1%
               Venture Partners              1.0%

-----------
* By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships. BankAmerica Corporation is the parent of the Bank.

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                                  SCHEDULE 13G
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CUSIP NO. 207528100                                                 Page 8 of 12
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        (c) Number of shares as to which the person has:

            (i)  sole power to vote or to direct the vote:

                    BAC                      0
                    BANTSA                   0
                    BAV                      1,173,444
                    Venture Partners         130,383

            (ii) shared power to vote or to direct the vote:

                    BAC                      1,303,828
                    BANTSA                   1,303,828
                    BAV                      0
                    Venture Partners         0

            (iii)sole power to dispose or to direct the disposition of

                    BAC                      0
                    BANTSA                   0
                    BAV                      1,173,444
                    Venture Partners         130,383


            (iv) shared power to dispose or to direct the disposition of

                    BAC                      1,303,828
                    BANTSA                   1,303,828
                    BAV                      0
                    Venture Partners         0

Item 5  Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6  Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

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                                  SCHEDULE 13G
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CUSIP NO. 207528100                                                 Page 9 of 12
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Item 7  Identification and Classification of the Subsidiaries Which
        Acquired the Security Being Reported on by the Parent Holding
        Company.

        See Item 2. BAC is a registered bank holding company. BANTSA is a bank as defined in Section 3(a)(6) of the Act, and is a wholly-owned subsidiary of BAC. BAV is a corporation wholly-owned by BANTSA. Venture Partners is a Delaware corporation. SEE EXHIBIT B.

Item 8  Identification and Classification of Members of the Group.

        See Item 7.


Item 9  Notice of Dissolution of Group.

        Not Applicable.


Item 10 Certification.

        (a)  13d-1(b) Certification  [ ]

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         (b) 13d-1(c) Certification  [X]

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                  SCHEDULE 13G
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CUSIP NO. 207528100                                                Page 10 of 12
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SIGNATURE
----------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 1998



     BANKAMERICA CORPORATION*

     BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*

     BANKAMERICA VENTURES*

     BA VENTURE PARTNERS I*


*By: /s/ VENRICE R. PALMER
     ---------------------
     Venrice R. Palmer
     Senior Counsel of
     Bank of America National Trust and Savings Association
     and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Microwave, Inc., with respect to BankAmerica Corporation and Bank of America National Trust and Savings Association and incorporated by reference to Schedule 13D for Connect, Inc. dated December 12, 1997 filed by the filing parties, with respect to BankAmerica Ventures and BA Venture Partners).

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                                  SCHEDULE 13G
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CUSIP NO. 207528100                                                Page 11 of 12
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                                   EXHIBIT A
                                   ---------

                             JOINT FILING AGREEMENT
                             ----------------------


     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  April 20, 1998

       BANKAMERICA CORPORATION*

       BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*

       BANKAMERICA VENTURES*

       BA VENTURE PARTNERS I*


*By:   /s/ VENRICE R. PALMER
       ---------------------
       Venrice R. Palmer
       Senior Counsel of
       Bank of America National Trust and Savings Association
       and Authorized Attorney-in-Fact

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                                  SCHEDULE 13G
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CUSIP NO. 207528100                                                Page 12 of 12
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                                   EXHIBIT B



The filing parties previously filed a Schedule 13D with respect to this issuer dated December 12, 1997. This Schedule 13G is filed in lieu of an amendment to such Schedule 13D as provided by Release No. 34-39538.

BankAmerica Corporation ("BAC") and Bank of America National Trust and Savings Association ("BofA") may be deemed to beneficially own the securities owned by BankAmerica Ventures ("BAV"). BAC and BofA expressly disclaim beneficial ownership of securities reported herein and owned by BAV. The partners of BA Venture Partners I are officers of BAV. By virtue of being partners of BA Venture Partners I, these individuals may each be deemed to indirectly beneficially own the ownership interest of the Issuer held by BA Venture Partners I. Similarly, the partners may be deemed to share voting and/or investment power among themselves and with BA Venture Partners I in the Issuer due to the partners' indirect interest in the Issuer through BA Venture Partners
I. Each partner disclaims beneficial ownership of all securities reported herein except to the extent of such partner's proportionate partnership interest therein. This filing shall not be deemed an admission that BAC, BofA or BAV is, for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement that are beneficially owned by BA Venture Partners I, or that BA Venture Partners I is, for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement that are beneficially owned by BAV and such beneficial ownership is expressly disclaimed.

In November 1997, thirty (30) Units at $40,000 per Unit, were purchased for an aggregate purchase price of $1,200,000 (27 Units for BAV for a purchase price of $1,080,000 and 3 Units for BA Venture Partners I for a purchase price of $120,000). Each Unit consisted of $40,000 face amount of a Convertible Note and a Warrant to purchase 13,333 shares of common stock at $2.50 per share. The Notes were convertible into common stock of the Issuer at a price per share of the lesser of $1) $2.00 or (2) 80% of the average closing bid price of common stock during the 10 trading days prior to conversion. Thereafter, the issuer and each holder of Convertible Notes agreed to exchange the Notes for Series A Preferred Stock ("Preferred"), whose conversion terms were substantially similar to those of the Convertible Notes.

On February 26, 1998, the common shares of the issuer split 5-for-1, resulting in a reduction in the number of shares, but not the economic interest, owned by the filing parties. At that time, each Warrant was adjusted so that the number of shares of Common Stock issuable upon its exercise was divided by five and the exercise price of each warrant was multiplied by five.

On April 1, 1998, the issuer and the holders of Preferred agreed to exchange the Preferred for common shares, and to cancel the Warrants.